UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

AEROCENTURY CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007737

(CUSIP Number)

Christopher Tigno,  JetFleet Holding Corp.  1440 Chapin Avenue, Suite 310  Burlingame,  CALIFORNIA  94010  Phone : 6503401880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 01, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PERAZZO TONI M

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,600*

	8	SHARED VOTING POWER
311,524^

	9	SOLE DISPOSITIVE POWER
14,600*

	10	SHARED DISPOSITIVE POWER
311,524^

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
326,124*^

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1º%

14	TYPE OF REPORTING PERSON
IN

* Consists of 14,600 outstanding shares held directly by Ms. Perazzo.
^ Consists of (a)152,433 shares held by the Perazzo Trust; (b) 152,434 shares held by the Child Trust; (c) 6,500 shares held in joint tenancy with Child; and (d) 157 shares held in joint tenancy with Mr. Crispin’s estate.
º Calculated based on 1,545,956 outstanding shares of Common Stock as of October 1, 2018.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to the common stock, par value $0.001 per share (the “Common Stock”), of AeroCentury Corp., a Delaware corporation (the “Issuer”), initially filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on January 16, 1998 and last amended on March 18, 2015 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background

(a)
This statement is filed on behalf of Toni M. Perazzo (sometimes referred to herein as the “Reporting Person”). Ms. Perazzo previously filed the Schedule 13D jointly with her husband, Neal D. Crispin, pursuant to a joint filing agreement. Mr. Crispin passed away on January 26, 2016, and as a result, Mr. Crispin is no longer a reporting person under this Schedule 13D.

(b)	Ms. Perazzo’s business address is 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

(c)	Ms. Perazzo is Senior Vice President – Finance, Secretary and a Director of the Issuer and is also President, Secretary and a Director of JetFleet Holding Corp.

(d)	During the last five years, Ms. Perazzo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Ms. Perazzo has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Perazzo is a citizen of the United States.

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

(a) Dividend of Shares from JetFleet Holding Corp. (“Dividend Shares”)

Pursuant to an in-kind dividend declaration by JetFleet Holding Corp. (“JHC”) on JetFleet Holding Corp. common stock, Ms. Perazzo, as a beneficial owner of JetFleet Holding Corp. common stock, became entitled to be issued shares of the Issuer’s Common Stock as follows: (i) an irrevocable trust (“Perazzo Trust”) for the benefit of Ms. Perazzo received 57,168 shares of the Issuer’s Common Stock; (ii) an irrevocable trust (“Child Trust”) for the benefit of Ms. Perazzo’s dependent child (“Child”) received 57,169 shares of the Issuer’s Common Stock; and (iii) Ms. Perazzo and Mr. Crispin’s estate, as joint tenants, received 99 shares of the Issuer’s Common Stock.

(b) Shares Issued to JHC Shareholders upon the Issuer’s Acquisition of JHC (“Merger Shares”)

As a result of the acquisition by merger of JetFleet Holding Corp. by the Issuer, Ms. Perazzo, as a beneficial owner of JetFleet Holding Corp. common stock, became entitled to be issued shares of the Issuer’s Common Stock in exchange for JetFleet Holding Corp. common stock, as follows: (i) Perazzo Trust received 34,396 shares of the Issuer’s Common Stock; (ii) Child Trust received 34,396 shares of the Issuer’s Common Stock; and (iii) Ms. Perazzo and Mr. Crispin’s estate, as joint tenants, received 58 shares of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference. The Dividend Shares and the Merger Shares were acquired for purposes of investment and not for the purpose of changing the control of the Issuer.

The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Person intends to review her investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of her investment in the Issuer.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Ms. Perazzo is the beneficial owner of 326,124 shares of Common Stock, representing approximately 21.1% of the outstanding shares of Common Stock, calculated based on 1,545,956 outstanding shares of Common Stock as of October 1, 2018. The shares of Common Stock beneficially owned by Ms. Perazzo consist of: (i) 14,600 shares held directly by Ms. Perazzo; (ii) 6,500 shares held in joint tenancy with Child; (iii) 152,433 shares held by Perazzo Trust, (iv) 152,434 shares held by Child Trust; and (v) 157 shares held in joint tenancy with Mr. Crispin’s estate.

(b)
Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the respective cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the respective cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the respective cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the respective cover page(s) of hereto.

(c)	Except as reported in this Amendment, no transactions in the Common Stock were effected by the Reporting Person in the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
To the knowledge and belief of Ms. Perazzo, other than the trustee of the Perazzo Trust and the Child Trust, Meridian Trust Company, Limited, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 326,124 shares of Common Stock beneficially owned by Ms. Perazzo.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure under this Item 6 remains unchanged from the Schedule 13D as previously filed.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated October 26, 2017, between the Issuer, Falcon Landing, Inc., JHC, and Fortis Advisors LLC (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 30, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2018	By:	/s/ Toni M. Perazzo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)